Exhibit 1.01

Conflict Minerals Report

This Conflict Minerals Report (CMR) of General Motors Company is for calendar year 2014 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the SEC Rule). The SEC Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The SEC Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals. The SEC Rule defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (3TG), and any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. In this CMR, references to “General Motors,” “GM,” “our,” “us,” or “we” refer to General Motors Company.

As subsequently discussed, General Motors has conducted reasonable due diligence on the source and chain of custody of 3TG contained in components and material supplied to us, in compliance with the SEC Rule. Based on the results of our Reasonable Country of Origin Inquiry (RCOI) and after conducting reasonable due diligence, we are unable to definitively determine the origin of the 3TG we utilize in our products.

This CMR has not been audited, as the SEC Rule states that where products are found to be “DRC conflict undeterminable” for 2014, the CMR is not subject to an independent private sector audit.

I.Company and Supply Chain Overview

General Motors designs, builds, and sells cars, trucks and automobile parts. We have an extensive and complex supply chain with multiple layers of supplier manufacturers before reaching smelters/refiners that process 3TG that may ultimately be used in cars, trucks and automobile parts manufactured by GM.

General Motors has no direct business relationship with any smelters/refiners of 3TG. GM procures raw material and components from a global, diversified multi-tiered supply base, much of which also supplies, directly or indirectly, other automotive original equipment manufacturers. We rely on our suppliers at the top tier of our supply chain, the suppliers we have direct contracts with, to provide information on the origin of and facilities used to process the 3TG contained in components and materials supplied to us.

II.General Motors Company’s Conflict Minerals Program

General Motors assigned a dedicated full-time team to lead our conflict minerals compliance program. To support this team, we organized a Conflict Minerals Compliance Committee, composed of representatives from Global Purchasing and Supply Chain, Public Policy, Finance, Legal, Information Technology, Communications, SEC Reporting and Material Engineering functional areas. The Conflict Minerals Compliance Committee provides cross functional expertise in connection with GM’s conflict minerals compliance program. We also established a Conflict Minerals Executive Steering Committee (Executive

Committee) composed of Executive Directors in Global Purchasing and Supply Chain, Legal and Public Policy. The Executive Committee retains oversight over the conflict minerals compliance program.

GM’s conflict minerals position statement is located on our website (at www.gm.com under Supply Chain Responsibility). This statement encourages our suppliers to source responsibly with certified conflict-free smelters, wherever possible, to increase our level of confidence that the parts in our vehicles and products contain conflict-free minerals. Further, since 2013, our standard terms and conditions for new or renewed business require suppliers to report their use of 3TG in products supplied to GM. General Motors communicates our conflict minerals reporting requirements to suppliers via various mechanisms including conference calls, individual emails to suppliers, publications, direct phone calls, and supplier webinars.

GM participates in conflict minerals initiatives with other major auto manufacturers through the Automotive Industry Action Group (AIAG), a non-profit automotive industry trade association. Through our membership with AIAG, we collaborate with other AIAG member companies to develop common methods to solicit and obtain 3TG chain of custody declarations from suppliers to the automotive industry. We also contribute to developing and participate in AIAG training relating to conflict minerals and support the publication of AIAG white papers relating to conflict minerals for use by automotive suppliers.

In conducting our RCOI, GM contacted suppliers of goods incorporated into our vehicles, as well as suppliers of service parts and aftermarket parts, to obtain conflict minerals declarations relating to each supplier’s products. GM used the industry standard reporting form, the Conflict Minerals Reporting Template (CMRT) published by the Conflict-Free Sourcing Initiative (CFSI), to obtain information from our first tier supply base. Based on the results of our RCOI, we are unable to definitively determine the origin of all of the 3TG we utilize in our products. As a result, we have conducted due diligence as outlined below.

III.Due Diligence Process

A.Due Diligence Design

GM’s reasonable due diligence measures are designed in conformance with the internationally recognized due diligence framework of the Organisation for Economic Co-operation and Development, Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) and the related supplements on 3TG.

B.Due Diligence Measures Performed

1.Assessment of CMRTs

Our due diligence measures assess and improve the accuracy and completeness of the CMRT responses submitted to us by our first-tier suppliers. We reviewed each CMRT received from suppliers and used internally developed analytical processes to prioritize additional due diligence efforts and to screen for errors, duplications or omissions. We prioritized our due diligence activity on validating supplier CMRTs that contained inconsistencies with 3TG information that we had previously obtained regarding the supplier’s product. We requested each supplier procuring 3TG from a covered country to report to GM the identity of the applicable smelters/ refiners.

2.Smelter/Refiner Certification and Outreach

Smelter/refiner outreach and certification are important risk mitigation components of GM’s conflict minerals program due diligence. GM believes that increasing the participation of smelters/refiners in conflict-free certification programs will not only expand the availability of conflict-free 3TG, but will also enhance the ability for our supply base to reliably source 3TG from conflict-free smelters. Utilizing the information provided by our suppliers, GM compiled and analyzed a list of smelters/refiners that may provide 3TG used in GM products. We compared this smelter/refiner list against smelter/refiner lists from CFSI and from the Department of Commerce. Based on the results of this analysis, GM developed and supplied to each supplier an individualized report identifying each smelter on the supplier’s CMRT that is not on the CFSI Conflict-Free Smelter List. GM also conducted outreach to more than 40 non-certified smelters/refiners to encourage them to join the Conflict-Free Smelter Program.

IV.Due Diligence Results

A.Efforts to Determine Mine or Location of Origin

We received 1,929 CMRTs from suppliers this reporting year, more than double the amount of CMRTs received last reporting year. Given the complexity of our supply chain, we are unable to determine whether the 3TG in products that we purchased are sourced from any covered country. One reason for the inability to determine country of origin of the product that we purchase is that not all of our suppliers provided to us smelter/refiner identity and country of origin information for 3TG. Also, many of our suppliers that did provide names of smelters/refiners and country of origin information, did so only on an entity-wide basis without distinguishing between 3TG purchased for goods supplied to General Motors and 3TG purchased for other purposes. Further, we understand that smelters/refiners generally commingle minerals from different mine sources, impairing our supplier’s ability to track the source of 3TG.

V.Conclusion

Based on the results of our RCOI and after conducting due diligence, we cannot confirm whether the 3TG reported to us by our suppliers, some of which may have been sourced from a covered country, are in our products. We have not identified any instances where these necessary conflict minerals are directly or indirectly financing or benefitting armed groups in the covered countries. Accordingly, General Motors has concluded that our cars, trucks and automobile parts are “DRC conflict undeterminable.”

Our Form SD and CMR are available on our website at www.gm.com.

VI.Steps to Mitigate Risk and Improve Due Diligence

During this reporting year, GM experienced favorable improvement in two key metrics measuring the effectiveness of GM’s conflict minerals program: (i) the number of suppliers submitting CMRTs to GM increased by more than 100% over the prior year, and (ii) the number of smelters/refiners identified by GM suppliers that are in the Conflict-Free Smelter Program also increased over the prior year. We are continuing to work with our suppliers to gather more information down through the supply chain. We are communicating with our suppliers on the importance of working through their supply chains to source responsibly, including utilizing conflict-free smelters/refiners.

General Motors will continue to work with AIAG and with the CFSI to further educate suppliers and utilize common methods to determine the origin of 3TG in our products. GM co-chairs the main AIAG Conflict Minerals Work Group. GM, as a member of CFSI (member ID GMOT), is further developing a reliable smelter/refiner list by assisting in identifying legitimate smelters/refiners and reaching out to those smelters/refiners who are not yet engaged in the Conflict-Free Smelter Program. GM, through industry collaboration, expects to continue increasing the number of conflict-free smelters/refiners.